GREEN ENDEAVORS, INC.

59 West 100 South, Second Floor

Telephone:  (801) 575-8073             Salt Lake City, Utah 84101              Facsimile:  (801) 575-8092

September 14, 2010

Securities & Exchange Commission

Division of Corporation Finance

Attn:  Larry Spirgel, Assistant Director

Washington, D.C. 20549

            RE:      Comment Letter Dated September 1, 2010

                        Green Endeavors, Ltd.

                        Amendment No. 2 to Form 10

                        Filed August 23, 2010

                        File No. 000-54018

Dr. Mr. Spirgel,

Please consider the following in response to your letter dated September 1, 2010.

Item 2. Financial Information, page 10

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 10

1.      We note your response to comment five from our letter dated August 13, 2010. Please qualify your added disclosure highlighting the ability of your investors to sell their stock if the company is a public company with an assessment of the likelihood that a liquid market for the company’s stock will develop in the near future.

RESPONSE: In our initial response to comment 8 of your letter dated July 19, 2010 we added a risk factor addressing the possibility that a liquid market for this stock may never develop. We feel that this adequately addresses this comment.

The following language used in the risk factor on page 9 of the Form 10/A has been added to the discussion regarding the investors exit strategy:

Even though our securities are quoted on the “Pink Sheets,” that may not permit our investors to sell securities when and in the manner that they wish. There is not currently a significant volume of shares trading in the Company’s common stock and there may never be sufficient volume to create a liquid market such as to allow all shareholders to sell or buy shares whenever they desire. A liquid market for the sale of shares of the Companies securities may never develop.

2.      We note your response to comment eight from our letter dated August 13, 2010. It is not clear from your revised disclosures how significant your Landis Concept Salon was to your historical results of operations, cash flows and liquidity. Please revise to discuss the impact that this closure will have on your liquidity and capital resources. For example, we note that you used $67,081 of cash from operations during the six months ended June 30, 2010. Describe how you expect the absence of cash flows, or the absence of negative cash flows from your Landis Concept Salon to impact your future liquidity and capital resources. Discuss any significant past, present, or upcoming cash uses as a result of discontinuing these operations.

RESPONSE: The absence of negative cash flows from closing the Bountiful salon will positively impact the consolidated operating cash flows. There are no other significant past, present, or upcoming cash uses as a result of discontinuing the Bountiful operations other than what we disclosed in response to comment eight from your letter dated August 13, 2010.

The following has been added to the amended Form 10:

As a result of the recent decision to close the underperforming Bountiful salon, negative cash flows and recurring losses derived from this salon will be eliminated. The Bountiful salon was responsible for approximately 7% of the total consolidated revenue and 10% of the consolidated operating expenses for the six months ended June 30, 2010. The operating capital previously used to support this salon will be redirected toward conserving cash, reducing existing debt and continuing salon operations which, we expect, will improve our overall liquidity position.

3.      In connection with your recent amendment you filed two 8% Series A Senior Subordinated Convertible Redeemable Debentures issued on May 11, 2010 to Akron Associates, Inc. and Desert Vista Capital LLC as exhibits pursuant to Item 601 of Regulation S-K. However, you do not include these debentures in your list of recent sales of unregistered securities. Please explain.

RESPONSE:  The following has been added to the amended Form 10:

On May 11, 2010, the Company issued an 8% Series A Senior Subordinated Convertible Redeemable Debenture in an aggregate principal face amount of $100,000 to Akron Associates, Inc., in exchange for a reduction of $100,000 of the principal amount due to DHI, dated April 30, 2008. The transaction was handled as a private sale exempt from registration under Section 4(2) of the Securities Act of 1933.

On May 11, 2010, the Company issued an 8% Series A Senior Subordinated Convertible Redeemable Debenture in an aggregate principal face amount of $100,000 to Desert Vista Capital LLC, in exchange for a reduction of $100,000 of the principal amount due to DHI, dated April 30, 2008. The transaction was handled as a private sale exempt from registration under Section 4(2) of the Securities Act of 1933.

4.      We note that on page 27 you state that DHI has sold $300,000 of the aggregate face value of its $3 million debenture. However, Akron Associates and Desert Vista Capital LLC hold an aggregate of five 8% Series A Senior Subordinated Convertible Redeemable Debentures with a face value of $500,000. Please reconcile. Moreover, to the extent, one or more of the debentures held by Akron Associate and/or Desert Vista Capital LLC was not acquired for DHI please ensure that such debenture is reflected in your financial statements.

RESPONSE:  We have corrected the disclosure to state $500,000 instead of $300,000. The five debentures are reflected in the financial statements as of June 30, 2010.

We acknowledge that:

1.       The Company is responsible for the adequacy and accuracy of the disclosures in the filing:

2.      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing: and

3.      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of Untied States.

If you have additional comments or questions please contact me.

Sincerely,

/s/ Richard D. Surber

Richard D. Surber

President and Chief Executive Officer

cc:

Richard G. Clegg, CFO

Michael Golightly, Legal Counsel

Dave Madsen, Madsen & Associates CPA’s, Inc.